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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

American Physicians Service Group, Inc.
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
28882108
(CUSIP Number)
Tamara R. Wagman
124 E. 4th Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 3, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	28882108	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Yorktown Avenue Capital, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		98,131

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		98,131

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	98,131

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO (Limited Liability Company)

2

CUSIP No.	28882108	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Value Fund Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		98,131

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		98,131

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	98,131

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO (Limited Liability Company)

3

CUSIP No.	28882108	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Boston Avenue Capital, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		98,131

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		98,131

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	98,131

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO (Limited Liability Company)

4

CUSIP No.	28882108	Page	5	of	8

1	NAMES OF REPORTING PERSONS: Charles M. Gillman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		98,131

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		98,131

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	98,131

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

5

CUSIP NO. 28882108	SCHEDULE 13D
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $0.10 par value (the “Common Stock”) of American Physicians Services Group, Inc., a Texas corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 1301 Capital of Texas Highway, Austin, Texas 78746.
Item 2. Identity and Background
This Schedule 13D is being filed by Boston Avenue Capital, LLC (“Boston”), Yorktown Avenue Capital, LLC (“Yorktown”), Value Fund Advisors, LLC (“VFA”), the manager of Boston and Yorktown, and Charles M. Gillman (“Gillman”), a member and manager of VFA.
Boston and Yorktown are Oklahoma limited liability companies whose principal business is business investment. VFA is an Oklahoma limited liability company whose principal business is investment management. Gillman, a U.S. citizen, is in the business of managing various investment entities.
The principal business office address of Boston, Yorktown, VFA and Gillman is 415 South Boston, 9th Floor, Tulsa, Oklahoma 74103.
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Not applicable.
Item 4. Purpose of Transaction
The purpose of the original acquisition of the Common Stock was for investment and not for the purpose of acquiring control of the Issuer. The sales reported herein were made in the ordinary course of business.
Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of

CUSIP NO. 28882108	SCHEDULE 13D
the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a),(b) According to the Issuer’s 10-K filed for the annual period ending December 31, 2006, there were 2,815,445 shares of Common Stock issued and outstanding as of March 1, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 98,131 shares of Common Stock, of which 39,991 shares are held by Boston and 58,140 shares are held by Yorktown.
Although VFA and Gillman are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that either of them are, for any purpose, the beneficial owner of any of the securities that are directly owned by Boston and Yorktown.
(c) During the last 60 days, Boston sold the following shares of Common Stock in the open market.

		Cost
Trade Date	Quantity	Per Share
2/20/07	9,600	17.48
2/21/07	17,203	17.48
2/22/07	1,018	17.46
4/3/07	13,040	17.73
4/4/07	175	17.47
4/11/07	40,000	17.18
4/12/07	40,298	16.98
04/13/07	1,200	16.96
04/16/07	400	17.00
04/18/07	18,102	17.00
04/19/07	23,094	17.00
04/20/07	1,400	17.13
(d)	and (e) Not applicable.

CUSIP NO. 28882108	SCHEDULE 13D
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking.

CUSIP NO. 28882108	SCHEDULE 13D
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: April 25, 2007

BOSTON AVENUE CAPITAL, LLC

/s/ Charles M. Gillman

By: Charles M. Gillman, Manager

YORKTOWN AVENUE CAPITAL, LLC

/s/ Charles M. Gillman

By: Charles M. Gillman, Manager

VALUE FUND ADVISORS, LLC

/s/ Charles M. Gillman

By: Charles M. Gillman, Manager

/s/ Charles M. Gillman

Charles M. Gillman